UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED POWER TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

00761E108

(CUSIP Number)

David R. Sonksen

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

Fax (949) 752-2602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Nicholas J. Yocca, Esq.

Joseph A. Valenti, Esq.

James A. Toto, Esq.

The Yocca Law Firm LLP

19900 MacArthur Boulevard

Suite 650

Irvine, California 92612

(949) 253-0800

Fax (949) 253-0870

November 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 00761E108

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Microsemi Corporation, a Delaware corporation 95-2110371
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,664,831 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,664,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON CO

(1)	Microsemi Corporation has shared voting power with respect to 3,664,831 shares of APT Common Stock (as defined in Item 1, below). Those 3,664,831 shares of APT Common Stock are subject to Voting Agreements (discussed in Item 6 below). Microsemi expressly disclaims beneficial ownership of any of the shares of APT Common Stock covered by the Voting Agreements. Based upon the 10,826,064 shares of APT Common Stock outstanding as of November 1, 2005 (as represented by APT in the Merger Agreement and discussed in Item 4 below), 3,664,831 shares would equal approximately 33.8% of the outstanding shares of APT Common Stock.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $.01 per share (“APT Common Stock”), of Advanced Power Technology, Inc., a Delaware corporation (“APT”). APT’s principal executive offices are located at 405 S.W. Columbia Street, Bend, Oregon 97702.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of person filing: Microsemi Corporation, a Delaware corporation (“Microsemi”)

(b)	Address of principal business office:

2381 Morse Avenue

Irvine, California 92614

Telephone: (949) 221-7100

Facsimile: (949) 752-2602

(c)	Principal Business:

Microsemi is a manufacturer of semiconductor products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Microsemi are set forth below.

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSEMI CORPORATION

The principal business address of each director and executive officer is the address of Microsemi, 2381 Morse Avenue, Irvine, California, Telephone (949) 221-7100, except as indicated. Each director and executive officer is a citizen of the United States.

NAME	DIRECTORS: POSITION AND OCCUPATION
DENNIS R. LEIBEL	Chairman of the Board since July 2004; A retired financial and legal executive; Private investor and consultant; Founding partner of Esquire Associates LLC

JAMES J. PETERSON	Director; President and Chief Executive Officer of Microsemi since December 2000; Director of Simple Tech, Inc. since January 2003

THOMAS R. ANDERSON	Director; A retired executive; Private investor and consultant

WILLIAM L. HEALEY	Director; Private investor and consultant, Director of Sypris Solutions, Inc. and Orangewood Children’s Foundation

WILLIAM E. BENDUSH	Director; Private investor and consultant

PAUL F. FOLINO	Director; Chairman of the Board of Emulex Corporation since 2002. Chief Executive Officer and Director of Emulex Corporation since 1993. Principal business address: 3333 Susan Street, Costa Mesa, CA 92626

HAROLD A. BLOMQUIST	Director; Private investor and consultant, Management Consultant for HAB Ventures, Inc. since 2001; Director of Simtek Corporation since 1996, and Chairman of Simtek Corporation since 2002 and Chief Executive Officer and President of Simtek Corporation since 2005. Principal business address: 4250 Buckingham Drive, Suite 100 Colorado Springs, CO 80907

NAME	EXECUTIVE OFFICERS: POSITION
James J. Peterson	See “Directors” above for Mr. Peterson’s position.

David R. Sonksen	Executive Vice President since 2000; Vice President-Finance, Chief Financial Officer, Treasurer and Secretary since 1986

Ralph Brandi	Executive Vice President, Chief Operating Officer since 2002; Vice President - Operations since 2000

John M. Holtrust	Vice President-Human Resources since 2000

James H. Gentile	Vice President-Worldwide Sales since 2001

John J. Petersen	Vice President-Quality and Business Process Improvement since 2001

Steven G. Litchfield	Vice President-Corporate Marketing & Business Development since 2003

(d)	Criminal Proceedings:

During the last five years, neither Microsemi nor any executive officer or director of Microsemi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, neither Microsemi nor any executive officer or director of Microsemi has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Place of Organization: Delaware

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Microsemi has agreed to utilize up to approximately $24,723,148 in cash from its working capital and up to 5,377,285 authorized and previously unissued shares of Microsemi’s Common Stock, par value $0.20 per share (“Microsemi Common Stock”) in consideration for all of the capital stock of APT. The foregoing are maximum amounts and are estimated based on the hypothetical exercise of all outstanding stock warrants and stock options previously issued by APT. To the extent that APT stock warrants or options remain outstanding immediately prior to the merger, they will be assumed by Microsemi and become warrants and options to purchase Microsemi Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

On November 2, 2005, Microsemi, APT Acquisition Corp., and APT entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for APT Acquisition Corp. to be merged with and into APT in accordance with Delaware General Corporation Law and the Merger Agreement (the “Merger”). As a result of the Merger, APT will become the surviving corporation and a wholly owned subsidiary of Microsemi. At such time, the members of the Board of Directors of APT shall resign. The Merger is subject to receipt of regulatory approvals, the approval of APT’s stockholders and other closing conditions. As a result of the Merger, each holder of APT Common Stock will be entitled to receive 0.435 of a share of Microsemi Common Stock plus $2.00 (two dollars) in cash per share of APT Common Stock, with payment of cash in lieu of any fractional share of Microsemi Common Stock. The APT Common Stock shall therefore be held solely by Microsemi and be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Merger is intended to be a reorganization for U.S. federal income tax purposes.

The Merger Agreement has been previously filed as Exhibit 2.6 to Microsemi’s Current Report on Form 8-K, which was filed on November 7, 2005 and is incorporated herein by this reference. The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Except as set forth in Items 3, 4, 5 or 6, neither Microsemi nor, to the best knowledge of Microsemi, any of its directors or executive officers, have any plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a),(b) Pursuant to the Voting Agreement (as defined in Item 6), Microsemi may be deemed to have shared voting power of 3,664,831 currently outstanding shares of APT Common Stock. Such APT Common Stock constitutes approximately 33.8% of the shares of APT Common Stock currently outstanding. However, Microsemi (i) is not entitled to any rights as a shareholder of APT as to the shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of APT Common Stock which are covered by the Voting Agreements.

To the best knowledge of Microsemi, no executive officer or director of Microsemi beneficially owns any shares of APT Common Stock.

(c) Except as described above, there have been no transactions in APT Common Stock by Microsemi during the past 60 days.

To the best knowledge of Microsemi, there have been no transactions in APT Common Stock by any of Microsemi’s executive officers or directors during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of November 11, 2005, as a condition and as an inducement for Microsemi’s execution of the Merger Agreement, certain directors and officers of APT, each of whom entered into and is bound by such Voting Agreement solely in the capacity as a stockholder, entered into Stockholder Voting Agreements with Microsemi (each, a “Voting Agreement” and, collectively, the “Voting Agreements”). As more fully described in the Voting Agreements, each of these stockholders has agreed to vote all shares of APT Common Stock owned or controlled by such stockholder in favor of the Merger and also agreed not to solicit any proposals or offers relating to any other merger or other business combination involving APT during the term of the Merger Agreement. The Voting Agreements terminate upon the termination, if any, of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger. As of November 11, 2005, the shareholders of APT that have entered into the Voting Agreements beneficially owned 3,664,831 outstanding shares of APT Common Stock (representing approximately 33.8% of the outstanding shares of APT Common Stock).

As a further condition and inducement to Microsemi’s entering into the Merger Agreement, certain holders of options of APT agreed to enter into an Option Assumption Agreement, which evidences the terms of Microsemi’s assumption of an option or options to purchase APT Common Stock granted to holders under the APT Stock Option Plans.

Additionally, certain stockholders and/or option holders of APT agreed to enter into Lock-up Agreements as a condition and inducement to Microsemi’s entering into the Merger Agreement. The holders agreed not to directly or indirectly transfer, sell, dispose of, or otherwise encumber any shares of APT Common Stock or Microsemi Common Stock received in exchange for APT Common Stock pursuant to the Merger for a specified period.

The forms of Voting Agreement and Lock-up Agreement were filed as Exhibits 10.101 and 10.102, respectively, to the Microsemi Annual Report on Form 10-K filed on December 16, 2005, and are incorporated herein by this reference. The form of the Option Assumption Agreement was previously filed in Exhibit 2.6 on Microsemi’s Current Report on Form 8-K as filed on November 7, 2005 and are incorporated herein by this reference. The preceding summary of certain provisions of these agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Except as set forth in Items 3, 4, 5 or 6, neither Microsemi nor, to the best knowledge of Microsemi, any of its directors or executive officers, have any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of APT.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

2.6	Agreement and Plan of Merger dated as of November 2, 2005, by and among Microsemi, APT Acquisition Corp., a Delaware corporation that is a wholly owned subsidiary of Microsemi, and Advanced Power Technology, Inc., a Delaware corporation. Previously filed as a like- numbered Exhibit to Microsemi’s Current Report on Form 8-K filed on November 7, 2005 , including the following exhibits:

Form of Voting Agreement
Form of Non-Competition Agreement
Form of Lock-up Agreement
Form of Option Assumption Agreement

Exhibits omitted but to be made available to the SEC at the SEC’s request:

Form of Employment Agreement
Form of Certificate of Merger
List of Parties to Ancillary Agreements

10.101	Form of Voting Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Weh Tsang, Greg Haugen and Thomas Loder. Previously filed as a like- numbered Exhibit to Microsemi’s Annual Report on Form 10-K filed on December 16, 2005.

10.102	Form of Lock-up Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Weh Tsang, Greg Haugen and Thomas Loder. Previously filed as a like- numbered Exhibit to Microsemi’s Annual Report on Form 10-K filed on December 16, 2005.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

MICROSEMI CORPORATION

/s/ DAVID R. SONKSEN
David R. Sonksen
Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

DATE: January 3, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
2.6	Agreement and Plan of Merger dated as of November 2, 2005, by and among Microsemi, APT Acquisition Corp., a Delaware corporation that is a wholly owned subsidiary of Microsemi, and Advanced Power Technology, Inc., a Delaware corporation. Previously filed as a like-numbered Exhibit to Microsemi’s Current Report on Form 8-K filed on November 7, 2005, including the following exhibits:

Form of Voting Agreement
Form of Non-Competition Agreement
Form of Lock-up Agreement
Form of Option Assumption Agreement

Exhibits omitted but to be made available to the SEC at the SEC’s request:

Form of Employment Agreement
Form of Certificate of Merger
List of Parties to Ancillary Agreements

10.101	Form of Voting Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Weh Tsang, Greg Haugen and Thomas Loder. Previously filed as a like- numbered Exhibit to Microsemi’s Annual Report on Form 10-K filed on December 16, 2005.

10.102	Form of Lock-up Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Weh Tsang, Greg Haugen and Thomas Loder. Previously filed as a like- numbered Exhibit to Microsemi’s Annual Report on Form 10-K filed on December 16, 2005.